Share Purchase Agreement

                     dated as of ____ day of _____ 1999



                                  between

                    TALLA COMMUNICATION INDUSTRIES LTD.

                                    and

                                TADIRAN LTD.

                     Relating to the purchase and sale

                                     of

                100% of the issued and outstanding shares of

                             TADIRAN COM. LTD.






                             Table of Contents

                                                                       PAGE

ARTICLE 1

Definitions.............................................................79

   1.1       DEFINITIONS -..............................................79

ARTICLE 2

Purchase and Sale.......................................................81

   2.1       PURCHASE AND SALE -........................................81
   2.2       CLOSING -..................................................81

ARTICLE 3

Representations and Warranties of Seller................................83

   3.1       CORPORATE EXISTENCE AND POWER -............................83
   3.2       CORPORATE AUTHORIZATION -..................................83
   3.3       GOVERNMENTAL AUTHORIZATION -...............................83
   3.4       NONCONTRAVENTION -.........................................83
   3.5       CAPITALIZATION -...........................................83
   3.6       OWNERSHIP OF SHARES -......................................84
   3.7       SUBSIDIARIES -.............................................84
   3.8       FINANCIAL STATEMENTS -.....................................85
   3.9       ABSENCE OF CERTAIN CHANGES -...............................85
   3.10      NO UNDISCLOSED LIABILITIES -...............................87
   3.11      INTERCOMPANY ACCOUNTS -....................................88
   3.12      MATERIAL CONTRACTS -.......................................88
   3.13      LITIGATION -...............................................90
   3.14      COMPLIANCE WITH LAWS AND COURT ORDERS -....................90
   3.15      PROPERTIES -...............................................90
   3.16      PRODUCTS -.................................................91
   3.17      INTELLECTUAL PROPERTY -....................................91
   3.18      INSURANCE COVERAGE -.......................................92
   3.19      LICENSES AND PERMITS -.....................................92
   3.20      RECEIVABLES -..............................................92
   3.21      CUSTOMERS AND SUPPLIERS -..................................92
   3.22      BACKLOG -..................................................93
   3.23      WARRANTIES -...............................................93
   3.24      FINDERS' FEES -............................................93
   3.25      BENEFIT PLANS -............................................93
   3.26      SENIOR EMPLOYEES...........................................95
   3.27      EMPLOYEES..................................................95
   3.28      ENVIRONMENTAL MATTERS -....................................97
   3.29      YEAR 2000 COMPLIANCE -.....................................99
   3.30      GUARANTEES -...............................................99
   3.31      FOREIGN CURRENCY HEDGING TRANSACTIONS -....................99
   3.33      BANK ACCOUNTS, LETTERS OF CREDIT AND POWERS OF ATTORNEY...100
   3.34      MINUTE BOOKS..............................................100
   3.35      CORRUPT PRACTICES -.......................................100
   3.36      TAXES -...................................................100
   3.37      CONTINUING, REPRESENTATIONS AND WARRANTIES................101
   3.38      DISCLOSURE................................................101

ARTICLE 4

Representations and Warranties of Buyer................................101

   4.1       CORPORATE EXISTENCE AND POWER -...........................102
   4.2       CORPORATE AUTHORIZATION -.................................102
   4.3       GOVERNMENTAL AUTHORIZATION -..............................102
   4.4       NONCONTRAVENTION -........................................102
   4.5       LITIGATION -..............................................102
   4.6       REVIEW OF DOCUMENTS -.....................................102

ARTICLE 5

Covenants of Seller....................................................102

   5.1       CONDUCT OF THE COMPANY -..................................102
   5.2       ACCESS TO INFORMATION; CONFIDENTIALITY -..................104
   5.3       BUYER'S NAME AND LOGO -...................................104
   5.4       TRANSFER OF DEPOSITS -....................................104
   5.5       NOTICE OF CERTAIN EVENTS -................................105
   5.6       TAXES -...................................................105
   5.7       NON-COMPETE -.............................................106

ARTICLE 6

Covenants of Buyer.....................................................107

   6.1       CONFIDENTIALITY -.........................................107

ARTICLE 7

Conditions to Closing..................................................107

   7.1       CONDITIONS TO OBLIGATION OF BUYER -.......................107
   7.2       CONDITIONS TO OBLIGATIONS OF SELLER -.....................108

ARTICLE 8

Indemnification........................................................109

   8.1       INDEMNIFICATION -.........................................109
   8.2       PROCEDURES -..............................................110

ARTICLE 9

Miscellaneous..........................................................110

   9.1       NOTICE -..................................................110
   9.2       FURTHER ASSURANCES -......................................111
   9.3       AMENDMENTS AND WAIVERS -..................................112
   9.4       EXPENSES -................................................112
   9.5       SUCCESSORS AND ASSIGNS -..................................112
   9.6       GOVERNING LAW; JURISDICTION -.............................112
   9.7       COUNTERPARTS; THIRD PARTY BENEFICIARIES -.................112
   9.8       ENTIRE AGREEMENT -........................................112
   9.9       PUBLIC ANNOUNCEMENTS -....................................113
   9.10      CAPTIONS -................................................113
   9.11      SCHEDULES AND EXHIBITS -..................................113
   9.12      SEVERABILITY -............................................113
   9.13      DOLLARS -.................................................113



                          SHARE PURCHASE AGREEMENT

AGREEMENT dated as of the ____ day of _____ 1999, between (i) Talla Communication Industries Ltd., an Israeli corporation ("Buyer"), and (ii) Tadiran Ltd., an Israeli corporation ("Tadiran" or the "Seller").

                                WITNESSETH:

WHEREAS, Seller is directly or indirectly the record and beneficial owner of 9,901,841 ordinary shares par value NIS 1.00 of Tadiran Com. Ltd. (the "Company") which constitute and shall constitute at the Closing all of the issued and outstanding shares of the Company (the "Shares") and desires to sell and/or cause the sale of the Shares to Buyer and Buyer desires to purchase the Shares from Seller, upon the terms and subject to the conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the mutual premises and conditions herein contained, the parties hereto hereby agree as follows:

       ARTICLE 1

       Definitions

                             1.1 Definitions -

       The following terms, as used herein, have the following meanings:

       "Affiliate" means with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided that neither the Company nor any Subsidiary shall be considered an Affiliate of Seller or Buyer; and further provided that in the case of Koor Industries Ltd. ("Koor"), this term shall be limited to Koor and its subsidiaries.

       "Balance Sheet" means the audited consolidated balance sheet of the Company and the Subsidiaries as of December 31, 1998.

       "Balance Sheet Date" means December 31, 1998.

       "Benefit Plan" means any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other material plan, arrangement, agreement or understanding providing material benefits to any current or former employee, officer or director of the Company, its Subsidiaries or any other Commonly Controlled Entity (as defined in Section 3.25(b)(i) hereof) or pursuant to which the Company, its Subsidiaries or any other Commonly Controlled Entity has or may have any liability contingent or otherwise.

       "Business Day" means a day that both Israeli and United States banks are open for business transactions for their customers.

       "Closing Date" means the date upon which the transactions contemplated hereby are consummated.

       "Environmental Laws" means any applicable law, treaty, judicial decision, regulation, rule, judgment, order, decree, injunction, permit, restriction or requirement prescribed by governmental or local authorities or any agreement with any governmental or local authority or other third party, relating to human health and safety, the environment or to Hazardous Substances (as hereinafter defined).

       "Environmental Permits" means all permits, licenses, franchises, certificates, approvals and other similar authorizations of governmental or local authorities relating to or required by Environmental Laws and affecting, or relating in any way to, the business of the Company or any of its Subsidiaries as currently conducted.

       "Hazardous Substances" means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including, without limitation, petroleum, its derivatives, by-products and other hydrocarbons, and any substance, waste or material regulated under any Environmental Law.

       "Intellectual Property Right" means any trademark, service mark, trade name, mask work, invention, patent, trade secret, copyright, know-how, inventions, designs, processes, works of authorship, computer programs, technical data, information (including any renewals, registrations or applications for registration of any of the foregoing and any goodwill associated therewith) or any other intellectual property right owned, licensed or used by the Company or any Subsidiary.

       "Lease Agreement" means the lease agreement in respect of the Holon facility to be executed on the Closing Date by Seller and the Company in the form attached hereto as Exhibit A.

       "Lien" means, with respect to any property or asset, any mortgage, lien, third party rights, pledge, charge, security interest, option, legal or equitable encumbrance or other adverse claim of any kind in respect of such property or asset.

       "Material Adverse Effect" means a material adverse effect on the condition (financial or otherwise), business, assets, results of operations or prospects of the Company or the Subsidiaries.

       "Name and Logo Agreement" means the name and logo agreement to be executed on the Closing Date by Seller and the Company in the form attached hereto as Exhibit B.

       "Non-Compete Agreement" means the non-compete agreement to be executed on the Closing Date by Seller and the Company in the form attached hereto as Exhibit C.

       "NIS" means New Israeli Shekels.

       "Ordinary Shares" means the ordinary shares, par value NIS 1.00 of the Company.

       "Person" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

       "Related Party Transaction" means any agreement or transaction between the Company or any of the Subsidiaries on the one hand and Seller or one or more of its Affiliates on the other hand.

       "Services Agreement" means the services agreement between Affiliates of the Seller and the Company to be executed on the Closing Date, in the form attached hereto as Exhibit D.

       "Senior Employee" means any officer and/or employee of the Company or of any of the Subsidiaries whose gross remuneration per annum, including bonuses, exceeded or is expected to exceed US$80,000 in 1998 or 1999.

       "Subsidiary" means the subsidiaries of the Company as specified in
       Schedule 3.7.

       "Tax " or "Taxes" means any tax, levy, duty, fee or any other compulsory payment of any kind, including interest linkage differentials and penalties accrued or accruing with respect thereto, imposed under the laws of any jurisdiction, including, without limitation, income tax, sales tax, value added tax, withholding tax, property tax, import duties, export duties, social security payments, employment taxes, municipal taxes, levies and fees.

       ARTICLE 2
       Purchase and Sale

                          2.1 Purchase and Sale -

       Subject to the satisfaction or waiver of the conditions set forth below, and on the basis of Seller's representations, warranties and covenants hereunder, at the Closing, Seller shall sell, and shall cause the sale by Tadiran Hanpakot (1986) Ltd. ("Tadiran Hanpakot") of, the Shares to Buyer, and Buyer shall purchase the Shares, constituting all of the issued share capital of the Company free and clear of all Liens and restrictions on transfer, for a total consideration of $109,250,000.00 (one hundred and nine million and two hundred fifty thousand Dollars) (the "Purchase Price"),payable in accordance with Section 2.2 hereof.

                               2.2 Closing -

       The closing (the "Closing") of the purchase and sale of the Shares shall take place at the offices of Zellermayer & Pelossof, Advocates, Europe House, 37 Shaul Hamelech Blvd., Tel-Aviv, Israel, five Business Days after satisfaction of the conditions set forth in
       Article 7, or at such other time or place as Buyer and Seller may agree in writing.

       At the Closing:

       (a)   Seller shall deliver the following to Buyer:

             (i)   Share certificates representing the Shares;

             (ii) Share transfer deeds, duly signed by Seller and Tadiran Hanpakot and endorsed to Buyer (and/or its designee(s)) with respect to the Shares;

             (iii) Confirmation of legal counsel of Seller that the
                   relevant governing bodies of each of Seller and Tadiran Hanpakot have resolved, and such resolutions shall not have been rescinded or modified, to authorize the execution of this Agreement and the consummation of the transactions contemplated hereby;

             (iv) Copies of minutes or resolutions of the board of directors of the Company, which shall not have been rescinded or modified, approving unconditionally the sale of the Shares to Buyer (or its designee(s)) and instructing the register of the transfer of the Shares to Buyer (or its designee(s)) in the Register of Members of the Company at the Closing Date;

             (v) A certificate, duly signed by the Secretary of the Company, evidencing the entry of Buyer's (and/or its designee(s)) names in the Register of Members of the Company with respect to the Shares as of the Closing Date;

             (vi) Copies, certified by the secretary of the Company of minutes or resolutions of the relevant governing bodies of the Company, which shall not have been rescinded or modified, authorizing the execution of the Lease Agreement and the Services Agreement;

             (vii) Copies of letters of resignation from offices of all of the directors of the Company and of the Subsidiaries except the directors of Tallahassee Technologies, Inc. who were not appointed by Seller or its Affiliates and are necessary to maintain Tallahassee Technologies, Inc.'s special security clearance, effective as of the Closing Date;

             (viii) Irrevocable termination and waiver letters duly signed by Seller and/or any of its Affiliates in the form attached hereto as Exhibit E;

             (ix) The certificate in the form attached hereto as Exhibit F signed by the Chief Executive Officer of Seller;

             (x) Counsel's opinion in the form attached hereto as Exhibit G signed by Herzog, Fox & Neeman;

             (xi) Documents reasonably satisfactory to Buyer and its counsels, evidencing that the approvals and consents specified in Section 7.1(d) hereof, have been obtained;

             (xii) Irrevocable assignment letters transferring to the
                   Company or any Subsidiary all of Seller's and/or its Affiliates' rights, title and interest in and to the agreements listed on Schedule 3.12(c);

             (xiii) Certificates pursuant to Section 5.6(a) of this
                    Agreement; and

             (xiv) The Lease Agreement, the Services Agreement, the Name
                   and Logo Agreement and the Non-Compete Agreement duly signed by Seller, Affiliates of Seller, as the case may be, and the Company.

       (b)   Buyer shall deliver the following to Seller:

             (i) The Purchase Price by wire transfer of immediately available funds to an account or accounts specified by Seller in a notice delivered not later than four (4) Business Days prior to the Closing Date; and

             (ii) The certificate in the form attached hereto as Exhibit H signed by a director of Buyer.

       ARTICLE 3

       Representations and Warranties of Seller

Seller being aware that Buyer is entering into this Agreement on the basis of and in reliance upon Seller's representations and warranties hereunder, represents and warrants to Buyer as follows:

                    3.1 Corporate Existence and Power -

(a) Each of Seller and Tadiran Hanpakot are corporations duly incorporated and validly existing under the laws of the State of Israel with all powers and each has all governmental licenses, authorizations, permits, consents and approvals required to own, sell and transfer the Shares.

(b) The Company is a corporation duly incorporated and validly existing under the laws of the State of Israel, except as set forth in
        Schedule 3.1(b), with all powers and has all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and to own all of its properties and assets under the laws of the State of Israel. To the best knowledge of the Company and Seller and based upon the past business practice of the Company, the Company has all material governmental licenses, authorizations, permits, consents and approvals required to perform its contractual obligations in any other jurisdiction. Schedule 3.1 sets forth true and complete copies of the Certificate of Incorporation, Articles of Association and the Memorandum of Association of the Company as amended heretofore and as currently in effect.

                       3.2 Corporate Authorization -

The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Seller, Tadiran Hanpakot and the Company. This Agreement contains valid and binding obligations of Seller enforceable in accordance with their terms, except as enforcement thereof may be limited by insolvency laws.

                      3.3 Governmental Authorization -

Save for as set out in Schedule 3.3, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby require no approval, permit or consent of, or action by or in respect of, or filing with, any governmental body or official authority, domestic or foreign.

                           3.4 Noncontravention -

The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not
(i) violate the Articles of Association or the Memorandum of Association or any constituent documents of Seller, Tadiran Hanpakot, the Company or any Subsidiary, (ii) violate any applicable law, rule, regulation, judgment, injunction, order or decree of any court, governmental authority or regulatory agency applicable to Seller, Tadiran Hanpakot, the Company or any Subsidiary, (iii) except for Schedule 3.4, require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Seller, Tadiran Hanpakot, the Company or any Subsidiary or to a loss of any benefit to which the Company or any Subsidiary is entitled under any provision of any agreement or other instrument or provision of law binding upon Seller, Tadiran Hanpakot, the Company or any Subsidiary, or (iv) result in the creation or imposition of any Lien on any asset of the Company or any Subsidiary.

                           3.5 Capitalization -

(a) The entire authorized share capital of the Company is and at the Closing shall be NIS 10,000,000 divided into 10,000,000 Ordinary Shares. The entire issued share capital of the Company is, and at the Closing shall be 9,901,841 Ordinary Shares.

(b) All issued and outstanding Ordinary Shares have been duly authorized and validly issued, are fully paid and non-assessable and are owned by Seller which owns 9,901,840 Ordinary Shares and by Tadiran Hanpakot which owns 1 Ordinary Share. There are no, and at the Closing there will be no outstanding (i) shares of capital stock or voting securities of the Company other than the Shares,
        (ii) securities of the Company or any Subsidiary convertible into or exchangeable for share capital or voting securities of the Company, or (iii) options, warrants, preemptive rights, refusal rights, or other rights to acquire from the Company, or other obligations of the Company, Seller or Tadiran Hanpakot to issue, sell or transfer any share capital, voting securities or securities convertible into or exchangeable for share capital or voting securities of the Company (the items in clauses 3.5(b)(i), 3.5(b)(ii) and 3.5(b)(iii) being referred to collectively as the "Company Securities"). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Company Securities.

                         3.6 Ownership of Shares -

Seller and Tadiran Hanpakot are the record and beneficial owners of the Shares, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of the Shares), and will transfer and deliver to Buyer at the Closing valid ownership title to the Shares, free and clear of any Lien and any such limitation or restriction. Seller and Tadiran Hanpakot do not have any rights to acquire any additional shares or any other share capital of the Company.

                             3.7 Subsidiaries -

(a) Each Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation (where the concept of good standing is applicable), has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted under the Federal laws of the United States of America and under any applicable U.S. state law and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary. To the best knowledge of the Company, the Subsidiaries or Seller and based upon the past business practice of the Company or the Subsidiaries, the Subsidiaries have all material governmental licenses, authorizations, permits, consents and approvals required to perform the Subsidiaries' obligations in any other jurisdiction. Schedule 3.7(a) sets forth (i) all entities in which the Company holds shares, securities or other ownership interests and their respective jurisdictions of incorporation (ii), the number and class of such shares and/or securities held by the Company and the percentage of such shares owned by the Company of the entire issued and outstanding share capital of each Subsidiary and (iii) a complete list of all jurisdictions in which the Company or the Subsidiaries have unincorporated branch offices.

(b) Except as sets forth in Schedule 3.7(b), the shares or other securities of each Subsidiary which are owned by the Company, directly or indirectly, are free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares or other securities). There are no outstanding (i) securities of the Company or any Subsidiary convertible into or exchangeable for share capital or voting securities of any Subsidiary or (ii) options, preemptive rights, refusal rights or other rights to acquire from the Company or any Subsidiary, or other obligation of the Company or any Subsidiary to issue, sell or transfer any share capital, voting securities or securities convertible into or exchangeable for share capital or voting securities of any Subsidiary (the items in clauses 3.7(b)(i) and 3.7(b)(ii) being referred to collectively as the "Subsidiary Securities"). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

                         3.8 Financial Statements -

The audited financial statements of the Company as of December 31, 1998, the audited financial statements of the Subsidiaries as of December 31, 1998, the consolidated balance sheet of the Company and the Subsidiaries as of December 31, 1998 and the unaudited interim consolidated financial statements of the Company and the Subsidiaries for the 6 months ended June 30, 1999 (the "Financial Statements"), were prepared in accordance with applicable generally accepted accounting principles and practices applied on a consistent basis, fairly present, in all material respects, the financial position, assets, liabilities, results of operation and cash flows or other information included therein of the Company and the Subsidiaries for the periods or as of the dates therein set forth (subject to normal year-end adjustments in accordance with generally accepted accounting principles and practices in the case of any unaudited interim financial statements). Schedule 3.8 sets forth true, complete and correct copies of the Financial Statements. The books and records of the Company and Subsidiaries as of the date hereof are accurate and complete in all material respects.

                      3.9 Absence of Certain Changes -

The Company and the Subsidiaries have always operated, and until the Closing Date will continue to operate their business in the normal and customary manner. Except as specifically reflected in the unaudited consolidated financial statements for the 6 months ended June 30, 1999 and except as sets forth on Schedule 3.9, since the Balance Sheet Date, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices and:

(a) there has not been any adverse change in the business, assets, liabilities, operations or conditions (financial or otherwise) of the Company or any Subsidiary, other than changes in the ordinary course of business, none of which individually or in the aggregate has been materially adverse;

(b) there has not been issuance or sale or authorization for issuance or sale, or grant of any options or other agreements with respect to any shares of capital stock or any other securities of the Company or any Subsidiary; or

(c) there has not been making of any Tax election or settlement or compromise of any material state, local or foreign Tax liability; or

(d) there has not been settlement or compromise of any pending or threatened suit, action or claim which is material or which relates to any of the transactions contemplated by this Agreement; or

(e) there has not been any declaration, setting aside or payment of any dividend or other distribution with respect to any Ordinary Shares of the Company or other equity or debt securities, or any repurchase, redemption or other acquisition by the Company or any Subsidiary of any outstanding Ordinary Shares or other securities of the Company or any Subsidiary; or

(f) there has not been any amendment of any material term of its charter documents or of any outstanding equity or debt security of the Company or any Subsidiary including, without limitation, reclassification, combination, split and subdivision; or

(g) there has not been any incurrence, assumption or guarantee by the Company or any Subsidiary of any indebtedness including, without limitation, for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices, but not in any event exceeding $500,000; or

(h) there has not been any creation or other incurrence by the Company or any Subsidiary of any Lien on any material asset other than in the ordinary course of business consistent with past practices; or

(i) there has not been any making of any loan, advance or capital contributions to or investment in any Person other than loans, advances or capital contributions, to or investments in Subsidiaries made in the ordinary course of business consistent with past practices; or

(j) there has not been any damage, destruction or other casualty loss (whether or not covered by insurance) adversely affecting the business or assets of the Company or any Subsidiary; or

(k) there has not been any transaction or commitment made, or any contract or agreement entered into, by the Company or any Subsidiary relating to its assets or business (including the acquisition or disposition of any assets) or any relinquishment by the Company or any Subsidiary of any contract or other right, other than transactions and commitments in the ordinary course of business consistent with past practices and those contemplated by this Agreement; or

(l) there has not been any change in any method of accounting or accounting practices by the Company or any Subsidiary; or

(m) there has not been any (i) employment, deferred compensation, severance, retirement, collective labor agreement, collective labor arrangements or other similar agreement entered into with any director, officer, Senior Employee or employees' union of the Company or any Subsidiary (or any amendment to any such existing agreement), (ii) grant of any severance or termination pay to any director, officer or Senior Employee of the Company or any Subsidiary, or (iii) change in compensation or other benefits payable to any director, officer or Senior Employee of the Company or any Subsidiary other than customary adjustments in the ordinary course of business consistent with past practices; or

(n) there has not been any labor dispute, other than routine individual grievances, or any activity or to the knowledge of the Company or Seller, proceeding by a labor union or representative thereof to organize any employees of the Company or any Subsidiary, or any lockouts, strikes, slowdowns, work stoppages or to the knowledge of the Company or Seller, threats thereof by or with respect to any employees of the Company or any Subsidiary; or

(o) there has not been any capital expenditure, or commitment for a capital expenditure, for addition or improvements to property, plant and equipment exceeding $500,000; or

(p) there has not been any termination, cancellation or acceleration or indication to that effect of any right or obligation of the Company or any Subsidiary or a loss of any benefit to which the Company or any Subsidiary is entitled under any provision of any agreement or other instrument including without limitation any agreement for the purchase of materials, supplies, goods, services, equipment, any sales, distribution and other customers agreement, except for benefits which individually or in the aggregate are immaterial; or

(q) there has not been any making of any payment for any guarantee or warranty of any kind given by the Company or any Subsidiary, other then product warranties which were given in the ordinary course of business; or

(r) there has not been any written notice from any customer, challenging the quality of the Company's or any Subsidiary's products, expressing dissatisfaction with the Company or any Subsidiary or disputing or challenging their obligation to fulfill their obligations to the Company or any Subsidiary or any other indication implying an adverse effect on the prospects of the Company or any Subsidiary; or

(s) there has not been any Related Party Transactions including, without limitation, the payment of any management fees or services fees or any other payments whatsoever to Seller or any of its Affiliates; or

(t) the inventories and work in progress of the Company and its Subsidiaries have been maintained in the ordinary course of business. Except as set forth in Schedule 3.9(t), all such inventories and work in progress are owned free and clear of all Liens, other than as security under agreements disclosed under
        Section 3.12(a)(ii). All of the inventories, finished products and work in progress recorded in the Financial Statements consist of, and all inventories, finished products and work in progress of the Company and its Subsidiaries and such inventory held by the Company for the benefit of the Israeli Ministry of Defense on the Closing Date will consist of, items of a quality usable or saleable (subject, in the case of work-in-progress inventory, to completion in the ordinary course of business) in the normal course of business consistent with past practices and are and will be in quantities sufficient for the normal operation of the business of the Company and its Subsidiaries in accordance with past practice. Such inventories are located at the locations set forth in Schedule
        3.09 (t).

                     3.10 No Undisclosed Liabilities -

Except as and to the extent reflected, reserved against or otherwise disclosed in the Financial Statements or specifically in this Agreement, and except as disclosed in Schedule 3.10, (a) there are no material liabilities of the Company or any Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, asserted, unasserted, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability, and (b) the Company and the Subsidiaries have not applied for or received any grant or allowance to which the Company or any Subsidiary is not liable, or which may in the future become liable to be repaid.

                        3.11 Intercompany Accounts -

Except as disclosed in Schedule 3.11 or in the Financial Statements, there are no direct or indirect agreements, arrangements, commitments, contracts or other transactions between the Company or any Subsidiary on the one hand, and Seller or its Affiliates, or any directors and officers thereof on the other hand and since June 30, 1999 neither the Company nor any Subsidiary has transferred any payments whatsoever to Seller, its directors or its Affiliates. No relationship, direct or indirect, exists between or among the Company or any Subsidiary on the one hand and the directors, officers (other than employee-employer relationship of directors and officers who serve as employees of the Company), or shareholders of the Company, on the other hand. Except as stated in the Balance Sheet there has not been any accrual of liability by the Company or any Subsidiary to Seller or any of its Affiliates or other transaction between the Company or any Subsidiary on the one hand and Seller and any of its Affiliates on the other hand.

                         3.12 Material Contracts -

(a) Except as disclosed in Schedule 3.12(a), neither the Company nor any Subsidiary is currently a party to or is bound by any:

        (i) lease (whether of real or personal property) providing for annual rentals of $100,000 or more;

        (ii) agreement for the purchase of materials, supplies, goods, services, equipment or other assets providing for either (a) annual payments by the Company and the Subsidiaries of $500,000 or more or (b) aggregate payments by the Company and the Subsidiaries of $1,000,000 or more.

        (iii) sales, distribution or other similar agreement providing for the outstanding or future sale by the Company or any Subsidiary of materials, supplies, goods, services, equipment or other assets that provide for either (a) annual payments to the Company and the Subsidiaries of $500,000 or more or (b) aggregate payments to the Company and the Subsidiaries of $1,000,000 or more;

        (iv) partnership, joint venture, offset or buy back agreements or other teaming agreement or arrangement;

        (v) agreement relating to the acquisition or disposition of any business or relating to reorganization or restructuring (whether by merger, sale of stock, sale of assets or otherwise);

        (vi) agreement relating to indebtedness for borrowed money or the deferred purchase price of property or other similar agreements (in either case, specifying whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $100,000, which may be prepaid on not more than 30 days notice without the payment of any penalty, and except any agreement disclosed under Section 3.12
               (a)(ii);

        (vii) option, technology license granted by the Company or any Subsidiary or franchise other than manufacturing licenses under agreements disclosed under Section 3.12(a)(iii)

        (viii) agreement in excess of $50,000 to which the Company or the Subsidiaries is a party with respect to any assignment, discounting or reduction of any receivables of the Company or the Subsidiaries;

        (ix) distributorship, sales agency, sales representative (other than such agreements which are substantially in the standard form of Agency Agreement made available to Buyer), reseller or marketing, value added reseller, original equipment manufacturing, technology transfer, source code license agreement and any other agreements containing or restricting the right to sublicense software and/or technology (except for off-the-shelf standard licenses for the use of software or other commercially available tools), in each case, to which the Company or the Subsidiaries is a party;

        (x) written employment or consulting contract entered into by the Company or the Subsidiaries (i) with any Senior Employee or consultant to the Company or the Subsidiaries, (ii) involving a term of more than one year, (iii) providing for payments by the Company or the Subsidiaries in excess of $100,000 per year or (iv) which materially differs from the standard form of employment or consulting contract previously provided by the Company to the Buyer and which is utilized by the Company or the Subsidiaries in the jurisdiction where such employment occurs or such consulting services are provided;

        (xi) arrangements and agreements with the Office of the Chief Scientist, the Investment Center of the State of Israel, the Marketing Incentive Fund and the Ministry of Defense (Schedule 3.12(a)(xi) includes a brief, accurate and current description of the arrangements and agreements with respect to the Ministry of Defense as of the date hereof);

        (xii) agreement that limits the freedom of the Company or any Subsidiary to compete in any line of business or with any person or in any area or which would so limit the freedom of the Company or any Subsidiary after the Closing Date;

        (xiii) agreement containing a change of control provision, anti-assignment provisions or any other provision requiring the consent of third parties to the transactions contemplated by this Agreement;

        (xiv) other agreement, commitment or arrangement not made in the ordinary course of business or which materially affects or impairs the business of the Company or any Subsidiary.

(b) Except as set forth in Schedule 3.12(b) each agreement, arrangement or commitment disclosed in any Schedule to this Agreement or required to be disclosed pursuant to this Section is in full force and effect, and none of the Company, any Subsidiary or, to the knowledge of Seller or the Company, any other party thereto is in default or breach under the terms of any such agreement, arrangement or commitment which may result in the termination thereof or in damages claims with respect thereto, and, to the knowledge of Seller and the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder. True and complete copies (or descriptions in case of oral agreements) of each such agreement, arrangement or commitment have been made available to Buyer (except for agency and personal employment agreements which do not materially differ from the Company's standard forms such forms have been made available to Buyer, and except for classified technology descriptions).

(c) Except as set forth in Schedule 3.12(c) there are no agreements between Seller or any of its Affiliates and third parties which are necessary for the business of the Company or any of its Subsidiaries.

                             3.13 Litigation -

Except as disclosed in Schedule 3.13, there is no action, suit, investigation or proceeding (or any basis therefor) pending against, and to the knowledge of Seller or the Company, threatened against or affecting, the Company or any Subsidiary or any of their respective properties or business before or by any court or arbitrator or any governmental or administrative body, agency or official or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement. Except as set forth in Schedule 3.13, neither the Company nor the Subsidiaries is the plaintiff in any such proceeding and neither the Company nor the Subsidiaries is contemplating commencing legal action against any other Person.

                3.14 Compliance with Laws and Court Orders -

Except as set forth in Schedule 3.14, neither the Company nor any Subsidiary is in violation of, or is under investigation with respect to or to the knowledge of Seller or the Company has been threatened to be charged with or given notice of any violation of, any applicable law, rule, regulation, judgment, injunction, order or decree (in Israel in relation to the Company and in the United States of America in relation to the Subsidiaries and to the best knowledge of the Company and based upon the past business practice of the Company or any Subsidiary in any other jurisdiction) in any material respect. Except as set forth in Schedule 3.14, there is no judgment or outstanding orders, injunctions, decrees or awards rendered by a court, governmental or administrative body or arbitration affecting the Company or any Subsidiary or any of their respective properties or business.

                             3.15 Properties -

(a) The Company and the Subsidiaries have good title to, or in the case of leased property and assets have valid leasehold interests in, all property and assets (whether real, personal, tangible or intangible) reflected on the Balance Sheet or acquired after the Balance Sheet Date. None of such property or assets is subject to any Lien, except Liens disclosed on the Balance Sheet or in
        Schedule 3.15.

(b) There are no developments affecting any such property or assets pending or, to the knowledge of Seller or the Company, threatened, which might materially detract from the value, interfere with any present or intended use or affect the marketability of any such property or assets.

(c) The buildings and equipment used by the Company or any Subsidiary, are in good repair and operating condition suitable for their uses.

(d) The property and assets owned or leased by the Company or any Subsidiary, or which they otherwise have the right to use, constitute all of the property and assets used or held for use in connection with the businesses of the Company or any Subsidiary and are adequate to conduct such businesses as currently conducted.

                              3.16 Products -

Except as set forth in Schedule 3.16, each of the products produced or sold by the Company or any Subsidiary is, and at all times up to and including the sale thereof has been substantially in compliance with all specifications for such products.

                        3.17 Intellectual Property -

(a) Schedule 3.17(a) contains a list of all Intellectual Property Rights of the Company or any Subsidiary issued or registered or in respect of which an application for such issuance or registration has been filed, and a list of all Intellectual Property Rights relating to the Company's material technologies and know-how, specifying as to each, as applicable: (i) the nature of such Intellectual Property Right, (ii) the owner of such Intellectual Property Right, (iii) the jurisdictions by or in which such Intellectual Property Right has been issued or registered or in which an application for such issuance or registration has been filed, (iv) the registration or application numbers and (v) the termination or expiration dates.

(b) Except as set forth in Schedule 3.17(b), the Company and the Subsidiaries own or have the right to use, free and clear of all liens, claims and restrictions, all Intellectual Property Rights without infringing upon or violating any right, lien, or claim of others, including without limitation former employees. Neither the Company nor any Subsidiary is obligated or under any liability whatsoever to make any payments by way of royalties, fees or otherwise to any owner or licensee of, or other claimant to, any patent, trademark, service mark, trade name, copyright or other intangible asset with respect to the use thereof or in connection with the conduct of its business or otherwise. The Intellectual Property Rights are sufficient for use in the conduct of the Company's and the Subsidiaries' business as now conducted and to meet all of its outstanding commitments .

(c) Schedule 3.17(c) sets forth a list of all Intellectual Property Rights' licenses (other than manufacturing licenses under agreements disclosed under Section 3.12(a)(iii) and off-the-shelf standard licenses for the use of software or other commercially available tools), sublicenses and other similar agreements as to which the Company or any Subsidiary is a party including (i) the identity of all parties thereto, (ii) a description of the nature and subject matter thereof, (iii) the applicable royalty and (iv) the term thereof.

(d) (i) Neither the Company nor any Subsidiary has been a defendant in any action, suit, investigation or proceeding relating to, or otherwise has been notified of, any alleged claim of infringement of any Intellectual Property Right, and Seller or the Company have no knowledge of any other such infringement by the Company or any Subsidiary and (ii) Seller and the Company have no outstanding claim or suit for, and have no knowledge of, any continuing infringement by any other Person of any Intellectual Property Rights. Except as set forth in Schedule 3.17(d), No Intellectual Property Right is subject to any outstanding judgment, injunction, order, decree or agreement restricting the use thereof by the Company or any Subsidiary or restricting the licensing thereof by the Company or any Subsidiary to any Person and neither the Company nor any Subsidiary has entered into any agreement to indemnify any other Person against any charge or infringement of any Intellectual Property Rights.

(e) None of the processes and formulae, research and development results and other know-how of the Company or any Subsidiary, the value of which to the Company or such Subsidiary is contingent upon maintenance of the confidentiality thereof, has been disclosed by Seller, the Company, the Subsidiaries or any of their Affiliates to any Person other than employees, consultants, representatives, agents, customers, potential customers, suppliers and joint venturers of the Company or any Subsidiary all of whom are bound by written confidentiality agreements.

                         3.18 Insurance Coverage -

Schedule 3.18 sets forth a list of insurance policies relating to the assets, business, operations, products, employees, officers and directors of the Company and the Subsidiaries (the "Policies"). There is no claim by the Company or any Subsidiary pending under any of the Policies as to which coverage has been questioned, denied or disputed by the issuers of the Policies or in respect of which such issuers have reserved their rights. All premiums payable under the Policies have been timely paid and the Company and the Subsidiaries have otherwise complied fully with the terms and conditions of the Policies. The Policies will remain in full force and effect until the Closing Date. The Policies are of the type and in amounts customarily carried by Persons conducting businesses similar to those of the Company or any Subsidiary. Seller or the Company do not know of any threatened termination of, premium increase with respect to, or material alteration of coverage under, any of the Policies.

                        3.19 Licenses and Permits -

Except as set forth in Schedule 3.19, each license, franchise, permit, certificate, approval or other similar authorization (in Israel in relation to the Company and in the United States of America in relation to the Subsidiaries and to the best knowledge of the Company and based upon the past business practice of the Company or any Subsidiary in any other jurisdiction) affecting, or relating in any way to the assets or business of the Company or its Subsidiaries (the "Permits") has been obtained, is valid and will remain in full force and effect until the Closing Date, except immaterial Permit issued outside the State of Israel and the United States of America. Neither the Company nor any Subsidiary is in default under, and no condition exists that with notice or lapse of time or both would constitute a default under the Permits, except immaterial default under Permit issued outside the State of Israel and the United States of America. None of the Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby.

                             3.20 Receivables -

All accounts, notes receivable and other receivables stated on the Financial Statements are and all accounts and notes receivable arising from or otherwise relating to the business of the Company and the Subsidiaries as of the Closing Date will be, valid and genuine (without making any representation with respect to the collectability of such accounts receivable) in the aggregate amount thereof, subject to normal and customary trade discounts, less any reserves for doubtful accounts recorded in the Balance Sheet. All accounts, notes receivable and other receivables reflected in the Financial Statements were accrued in the normal course of business of the Company and the Subsidiaries.

                       3.21 Customers and Suppliers -

No customer of the Company or the Subsidiaries which individually accounted for more than 5% of the Company's or the Subsidiaries, gross revenues during 1998 or during 1999 has terminated any agreement with the Company or the Subsidiaries during the 24-month period preceding the date hereof. During the 24-month period preceding the date hereof, and except in the ordinary course of business, no material supplier of the Company or the Subsidiaries has indicated in writing that it will stop, or decrease the rate of, supplying materials, products or services to the Company or the Subsidiaries.

                               3.22 Backlog -

The Company's and any Subsidiary's purchase orders, backlog of confirmed orders are valid, genuine and recorded in the ordinary course of business and as of March 31, 1999 equal $211 million of sales.

                             3.23 Warranties -

The provisions for warranties and repairs stated in the Financial Statements are adequate and in accordance with existing agreements to cover the Company's and any Subsidiary's obligations and liabilities in respect thereof. Schedule 3.23 sets forth all warranty claims with respect to all products or services sold or provided by the Company or any Subsidiary brought or settled during the past two fiscal years, which individually or in the aggregate for any related warranties, had remedy or settlement costs of more than $25,000.

                            3.24 Finders' Fees -

Except as disclosed in Schedule 3.24 for which Seller solely shall be responsible to pay any Finder's Fees or any other fees, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller or the Company or any Subsidiary who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

                            3.25 Benefit Plans -

(a) All amounts which the Company is required by law, custom or by agreement to deduct from its employees' salaries and/or transfer to such employees' pension, severance pay, early retirement funds, life insurance, incapacity insurance, continuing education fund, bonus or vacation, have been duly paid into the appropriate fund or funds or fully provided and accrued for in the Financial Statements, and the Company does not have any outstanding obligation to make any such transfer or provision to any employee including subcontractors employed on a consistent basis. Except as disclosed in Schedule 3.25(a), funds and insurance policies covering such obligations are either (i) administered and managed by the Company or any Subsidiary; (ii) under the custody of the Company or any Subsidiary; (iii) deposited in the Company's or any Subsidiary's accounts; or (iv) owned by the Company or any Subsidiary, respectively. Except as set forth on Schedule 3.25(a), there are no agreements or arrangements for the payment of any severance pay, pensions, allowances, lump sums, prior notice or other benefits on retirement, dismissal, death or termination or during periods of sickness or disablement for the benefit of any officer or former officer or employee or, former employee of the Company or for the benefit of the dependents of any such Person in effect as of the date hereof. Except as set forth in Schedule 3.25(a) there has been no amendment to, written interpretation of or announcement (whether or not written) by Seller or any of its Affiliates or the Company or any Subsidiary relating to (i) any Benefit Plan, employment agreement or custom that would increase materially the expense of maintaining any such plans, agreements or customs above the level of the expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof; or
        (ii) any employees' wages, benefits or other remuneration not in the ordinary course of business.

(b)     With respect to the Subsidiaries:


        (i) Schedule 3.25(b)(i) contains a list and brief description of all "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (sometimes referred to as "Pension Plans"), "employee welfare benefit plans" (as defined in
               Section 3(1) of ERISA) (sometimes referred to as "Welfare Plans") and all other Benefit Plans (together with the Pension Plans and Welfare Plans, the "Plans"), which is now or previously has been sponsored, maintained, or contributed to, or required to be sponsored, maintained or contributed to by the Subsidiaries or any of their Affiliates or any Person that, together with its Subsidiaries or any of its Affiliates, is treated as a single employer under Section 414(b),(c),(m) or (o) of the U.S. Internal Revenue Code (the "Code") (the Subsidiaries, such Affiliates and each such other Person, a "Commonly Controlled Entity") for the benefit of any current or any former employees, officers or directors of the Subsidiaries, or pursuant to which a Commonly Controlled Entity has or may have any liability, contingent or otherwise. Seller has made available to the Buyer true, complete and correct copies of (i) each Plan (or, in the case of any unwritten Benefit Plans, descriptions thereof), and all other documents embodying or relating to each plan, (ii) the two most recent annual reports on Form 5500 (and all schedules thereto) filed with the IRS and annual actuarial valuation with respect to each Plan (if any such report or valuation was required), (iii) the most recent summary plan description for each Plan for which such summary plan description is required, and each subsequent summary of material modifications for each such plan (iv) each trust agreement, group annuity contract or other funding agreement relating to any Plan, (v) all correspondence with the IRS, the Pension Benefit Guaranty Corporation or the United States Department of Labor relating to any outstanding controversy or audit, and (vi) the most recent determination letter received from the IRS, if any, for each Plan and related trust which is intended to satisfy the requirements of Section 401(a) of the Code. (i) each Plan has been administered in accordance with its terms, and in material compliance with all applicable laws, statues, orders, rules and regulations, (ii) each Commonly Controlled Entity has performed all obligations required to be performed by it under all Plans and all Plans are in compliance with applicable provisions of ERISA and the Code, and (iii) there are no actions, proceedings, arbitrations, suits or claims pending, or to the knowledge of the Seller or any Commonly Controlled Entity, threatened or anticipated (other than routine claims for benefits) relating to any plan.

        (ii) Except as set forth in Schedule 3.25(b)(ii), each Pension Plan that is intended to be qualified under Section 401(a) of the Code has been the subject of a determination letter from the IRS to the effect that such Pension Plan is so qualified and the trust thereunder is exempt from Federal income taxes under Section 501(a) of the Code, and no such determination letter has been revoked nor has any event occurred since the date of such Plan's most recent such determination letter that would adversely affect its qualification or materially increase its costs.

        (iii) Neither the Subsidiaries, any of their Affiliates nor any Commonly Controlled Entity has maintained, contributed to or been obligated to maintain or contribute to any Pension Plan that is subject to Title IV of ERISA or to any "multi-employee plan" within the meaning of Sections 3(37) or 4001(a)(3) of ERISA.

        (iv) Neither the Subsidiaries, any of their Affiliates nor any Commonly Controlled Entity has any liability or obligation to provide life insurance or medical, severance or other welfare benefits after termination of employment to any employee or dependent other than as required by Section 4980B of the Code.

        (v) the Subsidiaries have no stock option plans and no options to purchase or rights to acquire Ordinary Shares of the Company or any subsidiary have been issued or are outstanding.

        (vi) the Subsidiaries have not issued any shares of its capital stock to any Person other than the Company.

        (vii) Except for ordinary compensation paid to each employee and any benefits to be received by such employee as set forth in
               Schedule 3.25(b)(vii), no employee or former employee of the Subsidiaries will be entitled to any additional compensation or other benefits or any acceleration of the time of payment or vesting of any compensation or benefits under any Plan as a result of the transactions contemplated by this Agreement, and no compensation or benefits payable to any employee of the Company or any Subsidiary will constitute an "excess purchase payment" within the meaning of Section 280G of the Code.

        (viii) No Commonly Controlled Entity has any liability, contingent or otherwise, to, or with respect to any Benefit Plan (other than the Plans set forth on Schedule 3.25(b)(viii), which is now previously has been sponsored, maintained, contributed to, or required to be contributed to, by Seller, the Company or any Commonly Controlled Entity.

                           3.26 Senior Employees

Except as set forth in Schedule 3.26, no Senior Employee of the Company or the Subsidiaries has resigned or terminated his or her employment with the Company or any Subsidiary since the Balance Sheet Date. Seller has delivered to Buyer true and complete copies of the personal employment agreements of all Senior Employees containing all terms and conditions of their employment. Save for such agreements, there are no agreements with respect to Senior Employees which would obligate the Company or the Subsidiaries to make any payment or provide any benefit, including payments and benefits the deduction of which is limited by Section 280G of the Code or that could be subject to tax under Section 4999 of the Code. Except as set forth in Schedule 3.25 or Schedule 3.26, the deduction of any amount payable to a Senior Employee will not be subject to disallowance under
Section 162(m) of the Code.

                               3.27 Employees

(a)     With respect to the Company: (i) Except as set forth in Schedule
        3.27 (a)(i), the Company is not a party to any collective labor agreement or arrangement or to any labor custom and the Company does not have any agreement or arrangement with a trade union or the Company's Workers Committee (Va'ad Ha'Ovdim).

(ii) Except as referred to in Schedule 3.27(a)(ii), as of the date hereof, there are no outstanding claims against the Company by any person who is now or has been or claims to have been an officer or employee of the Company, and there have been no disputes between the Company and any material number or category of employees.

(iii) Except as referred to in Schedule 3.27 (a)(iii, there is no organized strike, slowdown, work stoppage or lockout existing, and to the knowledge of the Company or Seller, no such action is threatened, by or with respect to the employees of the Company.

(iv) Except as set forth in Schedule 3.27 (a)(iv), the Company has materially complied with all customs, agreements (including, without limitation, all collective labor agreements or arrangements), legislative or other official provisions relating to the employees, and their terms and conditions of employment.

(v) Any and all amounts due to employees of the Company as of the Closing Date either on account of wages, annual leave, sick pay or any other remuneration, and all amounts required to cover the Company's liability with respect to termination of employers-employee relationship as of June 30 , 1999, pursuant to any law, custom, agreement or arrangement were either fully paid or is fully funded or provided and accrued for in the Financial Statements and all such amounts with respect to the period until the Closing Date were either fully paid or are fully funded or provided and accrued for in the Financial Statements or are reflected in Schedule 3.27(a)(v). No cause of action exists giving right to employees to any claim for compensation on termination of employment beyond the severance pay and other benefits to which such employee is entitled under the Incorporation Agreement between management of the Military Communication Division of Seller and the Employees Union dated as of February 2, 1996, the Special Collective Bargaining Employment Agreement between the Military Communication Division of Seller and the Holon Employees Union dated as of February 2, 1996, the Special Collective Bargaining Agreement, Memorandum of Understanding between the Company and the Holon Employees Union dated as of June 17, 1998 or Special Collective Bargaining Agreement between the Company and Histadrut Kiryat Shemona regarding the Tel-Hai facility dated as of July 27, 1998 or for payment of any compensation, including, without limitation, any compensation, bonus, retirement, severance, job security or similar benefit or enhanced such benefit (including acceleration of vesting or exercise of an incentive award) as a result of the transactions contemplated hereby. The employees have submitted the demands mentioned in Schedule 3.27(a)(v), and to the knowledge of the Company or Seller, have made no other claims with respect to the transaction contemplated hereby.

(b)     With respect to the Subsidiaries and except as set out in Schedule
        3.27(b):

        (i) Each of the Subsidiaries has complied in all material respects with all applicable laws, rules and regulations respecting employment and employment practices, terms and conditions of employment, wages and hours and the Subsidiaries are not liable for any arrears of wages or any taxes or penalties for failure to comply with any such laws, rules or regulations.

        (ii) There are no disputes or claims pending or to the knowledge of the Company or Seller threatened between the Subsidiaries and their respective employees or with respect to any Benefit Plans.

        (iii) There is no strike, slowdown, work stoppage or lockout existing, or, to the knowledge of the Company or Seller threatened by or with respect to any employees of the Subsidiaries.

        (iv) None of the Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by such Subsidiaries and no such agreement or contract is currently being negotiated.

        (v) There are no activities or proceedings of any labor union to organize any employees of the Subsidiaries.

        (vi) There are no unfair labor practice or discrimination complaints pending against the Subsidiaries before the National Labor Relations Board and there are no pending requests for recognition or petitions for elections regarding union representation.

        (vii) No charges, claims or disputes are pending before any state, local or foreign agency responsible for the prevention of unlawful employment practices with respect to the Subsidiaries.

        (viii) There are no claims pending against the Subsidiaries before any workers' compensation board.

        (ix) The Subsidiaries have not received notice that any federal, state, local or foreign agency responsible for the enforcement of labor or employment laws intends to conduct an investigation of or relating to the Subsidiaries and, to the knowledge of the Seller, no such investigation is in progress.

                        3.28 Environmental Matters -

(a)     Except as disclosed in Schedule 3.28(a):

        (i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed and no investigation, action, claim, suit, proceeding or review is pending, or to Company's or Seller's knowledge, threatened by any governmental entity or administrative entity or other Person against the Company or any Subsidiary and relating to or arising out of any Environmental Law;

        (ii) there are no liabilities of or relating to the Company or any Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable, arising under any Environmental Law (in Israel in relation to the Company and in the United States of America in relation to the Subsidiaries and to the best knowledge of the Company and based upon the past business practice of the Company or any Subsidiary in any other jurisdiction), and the Company or Seller are unaware of any facts, conditions, situations or set of circumstances which could reasonably be expected to result in or be the basis for any such liability;

        (iii) no polychlorinated biphenyls, radioactive material, lead, asbestos-containing material, incinerator, sump, surface impoundment, lagoon, landfill, septic, wastewater treatment or other disposal system or underground storage tank (active or inactive) is or has been present at, on or under any property now or previously owned, leased or operated by the Company or any Subsidiary;

        (iv) no Hazardous Substance has been discharged, disposed of, sumped, injected, pumped, deposited, spilled, leaked, emitted or released at, on or under any property now or previously owned, leased or operated by the Company or any Subsidiary;

        (v) neither the Company nor any Subsidiary has, directly or indirectly transported or disposed, or arranged for the transportation or disposal, of any Hazardous Substances to any location which is listed or proposed for listing on the National Priorities List, CERCLIS list, or any similar list of sites requiring investigation or clean-up.

        (vi) the Company and the Subsidiaries are in all material respects in compliance with all Environmental Laws (in Israel in relation to the Company and in the United States of America in relation to the Subsidiaries and to the best knowledge of the Company and based upon the past business practice of the Company or any Subsidiary in any other jurisdiction) and have obtained and are in compliance with the Environmental Permits; such Environmental Permits are valid and in full force and effect and will not be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby.

(b) Except as set forth in Schedule 3.28(b), there has been no environmental investigation, study, audit, test, review or report prepared of which Seller and/or the Company have knowledge in relation to the current or prior business of the Company or any Subsidiary or any property or facility now or previously owned, leased or operated by the Company or any Subsidiary which has not been delivered to Buyer at least ten days prior to the date hereof.

(c) For purposes of this Section, the terms "Company" and "Subsidiary" shall include any entity which is, in whole or in part, a predecessor of the Company or any Subsidiary which was engaged in the business of the Company or any Subsidiary.

                        3.29 Year 2000 Compliance -

(a) Except as disclosed on Schedule 3.29(a), each item of hardware, software or firmware (a "System") that is, or is part of, any material asset, or any product or service designed, manufactured, sold or provided by, or that is used in connection with the business of the Company or its Subsidiaries, is in all material respects Year 2000 Compliant. For purposes of this Section 3.29, "Year 2000 Compliant" means that the System shall be able accurately to process (including, without limitation, calculate, compare and sequence) date and time data from, into and between the years 1999 and 2000 and any other years in the 20th and 21st centuries.

(b) Except as disclosed on Schedule 3.29(b), neither Seller nor the Company or any Subsidiary knows of any inability on the part of any supplier, customer or service provider to timely ensure that its Systems are Year 2000 Compliant.

                             3.30 Guarantees -

As of July 31, 1999 the Company and Subsidiaries have obtained third party guarantees from banks and insurance companies to secure performance by the Company and the Subsidiaries of obligations under customer contracts for the amount of approximately $35,500,000 (the "Guarantees"). Except as set forth in Schedule 3.30 with respect to a certain supplier of the Company, the Company and the Subsidiaries have not guaranteed, and are not liable for the nonperformance of, any obligation (financial or other) of others. The Company and the Subsidiaries have no liability unrelated to their respective business or operations.

                3.31 Foreign Currency Hedging Transactions -

Except as set forth in Schedule 3.31 neither the Company nor any of its subsidiaries has entered into any foreign currency hedging arrangement that is in force as of the date of this Agreement, including without limitation, any derivative transactions, forward exchange agreements, set-off commodities arrangements and any other arrangements of this nature.

                         3.32 Export Control Laws

(a) The Company and the Subsidiaries have conducted their export transactions in accordance with applicable (in Israel relating to the Company and in the United States of America in relation to the Subsidiaries) provisions of United States and Israeli export control laws and regulations, including but not limited to the Export Administration Act and implementing Export Administration Regulations, Israel's Import Export Ordinance, the Supervision of Commodities and Services Law and relevant regulations and orders issued pursuant thereto. Without limiting the foregoing and except as set forth in Schedule 3.32:

        (i) The Company and the Subsidiaries have obtained all export licenses and other approvals from the Ministry of Defense and all other governmental authorities required for their exports of products, software and technologies to and from the United States and to and from Israel;

        (ii) The Company and the Subsidiaries are in compliance with the terms of all applicable export licenses or other approvals received by them;

        (iii) There are no pending or to the knowledge of the Company or Seller threatened claims against the Company or the Subsidiaries with respect to such export licenses or other approvals; and

(b) No consents or approvals for the transfer of export licenses to the Buyer are required, or such consents and approvals can be obtained expeditiously without material cost.

        3.33 Bank Accounts, Letters of Credit and Powers of Attorney

Schedule 3.33 lists (a) all bank accounts, lock boxes and safe deposit boxes relating to the business and operations of each of the Company and the Subsidiaries (including the name of the bank or other institution where such account or box is located and the name of each authorized signatory thereto), (b) all outstanding letters of credit issued by financial institutions for the account of the Company or the Subsidiaries (setting forth, in each case, the financial institution issuing such letter of credit, the maximum amount available under such letter of credit, the terms (including the expiration date) of such letter of credit and the party or parties in whose favor such letter of credit was issued), and (c) the name and address of each Person who has a power of attorney to act on behalf of the Company or the Subsidiaries. Seller has heretofore delivered to the Buyer true, correct and complete copies of each letter of credit and each power of attorney described on Schedule 3.33.

                             3.34 Minute Books

The minute books of the Company and the Subsidiaries made available to Buyer contain an accurate summary of all meetings of directors and shareholders or actions by written resolutions from the time each of the Company and the Subsidiaries was organized through the date of this Agreement, and reflect all transactions referred to in such minutes and resolutions accurately, except for omissions which are not material.

                          3.35 Corrupt Practices -

The activities and operations of each of the Company, the Subsidiaries and their respective officers, directors, employees, representatives and, to the best knowledge of the foregoing, and without any reason for the foregoing to know to the contrary, agents, have complied with applicable laws governing corrupt or illicit business practices.

                                3.36 Taxes -

(a) The Company and each Subsidiary directly or through their representatives have timely filed all necessary Tax returns and notices (including, without limitation, all Tax returns required under the laws of the State of Israel). The books and records of the Company and each Subsidiary are maintained and have at all times until the Closing Date been maintained in compliance with all applicable tax laws.

        Seller and the Company have no knowledge, or any reasonable grounds to know, of any Tax deficiencies which might be assessed against the Company or any of its Subsidiaries. The Company and any Subsidiary has paid all Taxes which have become due, whether pursuant to any assessments or otherwise, and any liability for any Taxes has been reserved for in the Financial Statements.

        Seller has provided Buyer with true and complete copies of all Tax filings made by the Company and Subsidiaries and all Tax assessments issued to the Company and the Subsidiaries.

        The Company and any Subsidiary is not a party to any Tax proceedings, and to the knowledge of Seller and the Company, no investigation is conducted against the Company or any of its Subsidiaries by any Tax authority.

(b) No sales Taxes, use Taxes, real estate transfer Taxes, or other similar Taxes will be imposed on the transactions contemplated by this Agreement.

(c) No consent to the application of Section 341(f)(2) of the Code has been filed with respect to any property or assets held or acquired or to be acquired by the Company or the Subsidiaries. The Company shall not make any election that could result in any adverse tax consequences to the Company or the Subsidiaries.

(d) Neither the Company nor the Subsidiaries (i) has agreed to or is required to make any adjustment pursuant to Section 481(a) of the Code; (ii) has any knowledge that the Internal Revenue Service ("IRS") has proposed any such adjustment or change in accounting method with respect to the Company; and (iii) has any application pending with the IRS or any other tax authority requesting permission for any change in accounting method.

(e) The Company qualifies, and has qualified as of its incorporation, as an "Industrial Company" within the definition of the Law for the Encouragement of Industry (Taxes), 1969.

(f) Schedule 3.36(f) sets forth a list of the "approved enterprise certificates" issued to the Company or validly assigned to it and all amendments thereto. Each of Seller (as applicable with respect to "approved enterprise certificates" assigned to the Company) and the Company is and has always been in material compliance with all terms and conditions of all such certificates, and no breach of any of such terms and conditions would arise through the conduct and performance of the Company's business and operations or, subject to the receipt of the approvals set forth in Schedule 3.3, as a result of the consummation of the transactions contemplated by this Agreement.

              3.37 Continuing Representations and Warranties

The representations and warranties of Seller shall be true and correct and shall be deemed to have been made again, on and as of the Closing Date.

                              3.38 Disclosure

None of the representations or warranties of Seller contained herein, none of the information contained in the Schedules referred to in this Section 3, and none of the other information or documents furnished or to be furnished to Buyer by Seller pursuant to any specific provision of this Agreement or referenced in such Schedules of Seller (including any information or documents provided in accordance therewith by the Company or the Subsidiaries on behalf of Seller) contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact herein or therein necessary in order to make the statements contained herein or therein not misleading in any material respects.

ARTICLE 4
Representations and Warranties of Buyer

Buyer being aware that Seller is entering into this Agreement on the basis of and in reliance upon Buyer's representations and warranties hereunder represents and warrants to Seller as follows:

                    4.1 Corporate Existence and Power -

Buyer is a corporation duly incorporated and validly existing under the laws of the State of Israel and has all powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

                       4.2 Corporate Authorization -

The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement contains valid and binding obligations of Buyer enforceable in accordance with their terms, except as enforcement thereof may be limited by insolvency laws.

                      4.3 Governmental Authorization -

The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby require no material action by or in respect of, or material filing with, any governmental body, agency or official other than compliance with any applicable requirements of the Restrictive Business Practices Law of 1988 and with the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (the "HSR Act").

                           4.4 Noncontravention -

The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby do not and will not
(i) violate the Articles of Association or Memorandum of Association of Buyer or (ii) assuming compliance with the matters referred to in Section 4.3, violate any applicable material law, rule, regulation, judgment, injunction, order or decree applicable to Buyer.

                              4.5 Litigation -

There is no action, suit, investigation or proceeding pending against or to the knowledge of Buyer threatened against or affecting Buyer before any court or arbitrator or any governmental body, agency or official which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

                         4.6 Review of Documents -

Without derogating from Seller's representations and warranties in Article 3 of this Agreement, Buyer was provided with and has received, reviewed and is aware of the information contained in the documents and materials referred to in Seller's disclosure schedules attached to this Agreement.

ARTICLE 5
Covenants of Seller

Seller agrees that:

                        5.1 Conduct of the Company -

From the date hereof until the Closing Date save with the express prior written approval of Buyer, Seller shall cause the Company and each Subsidiary to conduct its businesses in the ordinary course consistent with past practice and to use its best efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees at no additional cost. Without limiting the generality of the foregoing, from the date hereof until the Closing Date, Seller will not permit the Company or any Subsidiary to:

(a) Adopt or propose any change in its Articles of Association or Memorandum of Association;

(b) Merge or consolidate with any other Person, reorganize, restructure or acquire a material amount of assets from any other Person;

(c) Sell, lease, license or otherwise dispose of any material assets or property except for the sale of inventory in the ordinary course consistent with past practice;

(d) Except as required by law or in the ordinary course of business consistent with past practice or the requirements of any existing and binding collective labor agreement, increase the salary or other remuneration of any employee;

(e) Adopt any plan, arrangement, custom, or policy that would constitute a Plan or Benefit Plans;

(f) Adopt or amend any agreements, customs, collective agreements and collective arrangements respecting employment and retirement or employment and retirement practices, terms and conditions of employment and retirement and wages and work hours.

(g) Acquire any assets from any other Person, other than purchase of inventory in the ordinary course of business;

(h) Acquire any new business or product-line of any other Person (including through the assumption of any liabilities of such other Person);

(i) Incur any indebtedness for money borrowed other than in the ordinary course of business, up to the amount of $500,000;

(j) Pay, declare or set aside for payment, any dividends or services fees or any other payments whatsoever to Seller or its Affiliates except payments for rent under existing agreements regarding the Company's Holon facility;

(k) Issue, sell, pledge, or transfer or propose to issue, sell, pledge or transfer any shares of its capital stock, or securities convertible or exchangeable for, or options, with respect to, or warrants to purchase or rights to subscribe for, any shares of its capital stock; or

(l)     Agree or commit to do any of the foregoing.

Seller will not, and will not permit the Company or any Subsidiary to (i) take or agree or commit to take any action that would make any representation or warranty of Seller hereunder inaccurate in any respect at, or as of any time prior to, the Closing Date or (ii) omit or agree or commit to omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time.

                5.2 Access to Information; Confidentiality -

(a) Subject to restrictions relating to classified information which shall be in the absolute discretion of the Company, from the date hereof, Seller will (i) give, and will cause the Company and each Subsidiary to give, Buyer, its counsels, financial advisors, auditors and other authorized representatives access to the offices, properties, books and records of the Company and the Subsidiaries, (ii) furnish, and will cause the Company and each Subsidiary to furnish, to Buyer, its counsels, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Company or any Subsidiary as such persons may reasonably request and (iii) instruct the employees, counsels and financial advisors of the Company and any Subsidiary to cooperate with Buyer in its investigation of the Company or any Subsidiary. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company or with classified information. No investigation by Buyer or other information received by Buyer shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller hereunder.

(b) Seller and its Affiliates will hold, and will use their best efforts to cause their respective officers, directors, employees, accountants, counsels, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information concerning the Company and the Subsidiaries, except to the extent that such information can be shown to have been (i) previously known on a nonconfidential basis by Seller, (ii) in the public domain through no fault of Seller or its Affiliates or (iii) later lawfully acquired by Seller from sources other than those related to its ownership interest in the Company and the Subsidiaries. The obligation of Seller and its Affiliates to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own confidential information.

                        5.3 Buyer's Name and Logo -

Seller shall agree and shall take all necessary steps to enable the change of (i) Buyer's registered name to "Tadiran Communications Industries Ltd." and (ii) pursuant to the Name and Logo Agreement, the Company's registered name to "Tadiran Communications Ltd.". Seller agrees that Buyer, and pursuant to the Name and Logo Agreement the Company and the Subsidiaries may continue to use such names and their logo and trade marks perpetually and free of any charges whatsoever except for the consideration pursuant to the Name and Logo Agreement. Seller and its Affiliates shall not use the "Tadiran Communication" name after the Closing Date.

                        5.4 Transfer of Deposits -

(a) Prior to the Closing Date, Seller will transfer to the Company or to any other person designated by the Company all funds referred to in Schedule 5.4 of this Agreement, and shall repay all outstanding balances due from Seller or its Affiliates to the Company or to the Subsidiaries.

(b) Seller agrees that after the Closing Date all of the inter-company arrangements described in Schedule 3.11 shall not derogate, detract or diminish from the provisions of this Agreement and the provisions of all documents delivered in connection herewith.

(c) Seller agrees to use its best efforts to transfer to the Company, prior to the Closing Date, the patents described in Schedule 3.17
        (a)(i). Following the Closing Date, in the event that such patents will not be assigned to the Company, Seller shall indemnify the Company and shall hold it harmless from any and all damages arising from the fact that such patents are still registered under Seller's name.

(d) As of the Closing Date, the Company or its Subsidiaries shall have no obligation to pay any additional management fees and other fees (except for rent) to Seller or its Affiliates and any payment made in excess will be adjusted pro-rata on an annual basis until the Closing Date.

                       5.5 Notice of Certain Events -

Until   the Closing Date Seller shall promptly notify Buyer of any:

(a) notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) notice or other communication from the Company's or Subsidiaries' customers, suppliers, agents, employees or representatives not in the ordinary course of business;

(c) breach or expected breach by Seller of any of its representations and warranties and obligations pursuant to this Agreement and the transactions contemplated hereby;

(d) notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement; and

(e) actions, suits, claims, investigations or proceedings commenced or, to their knowledge threatened against, relating to or involving or otherwise affecting Seller or the Company or any Subsidiary that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.13 or that relate to the consummation of the transactions contemplated by this Agreement.

                                5.6 Taxes -

(a) Seller shall provide Buyer on or before the Closing Date with certificates for exemption from any withholding tax applicable to the payment of the Purchase Price under this Agreement. In the event Seller fails to provide such certificates such tax will be withheld by Buyer at the applicable rates from any payments hereunder. Seller shall further provide Buyer with an Authorized officer certificate pursuant to Public Bodies Transactions (Enforcement of Bookkeeping and Payment of Tax Debts) Law of 1976.

(b) Consolidation of income tax returns of the Company and Seller for tax purposes as well as the Tax Indemnification Agreement have been terminated as of December 31, 1998. Any Tax liability relating to the income of the Company for the period ending on December 31, 1998 including income derived from the facilities divested from Seller to the Company and except for Tax liability specifically reserved for or provided for in the Financial Statements shall be borne by Seller. Seller shall provide Buyer at the Closing with a written consent of the assessing officer for said termination as well as a written consent for the termination of said Tax Indemnification Agreement signed by all parties thereto.

(c) As of the Closing Date, the Company shall not be a part of a "joint registration" with Seller and/or its Affiliates for value added tax purposes. Seller shall provide Buyer with a certificate to that effect issued by their Auditors. Without derogating from Seller's indemnification obligation under Section 8.1 hereof, Seller shall hold the Company harmless from, and shall immediately indemnify Buyer for, any value added tax collected from the Company in connection with the business of any other member of the "joint registration".

(d)     Without derogating from Seller's indemnification obligation under
        Section 8.1 hereof, Seller shall immediately indemnify Buyer for any Tax collected from the Company or the Subsidiaries with respect the period of the Tax Indemnification Agreement, unless specifically reserved for or provided for in the Financial Statements.

(e)     Without derogating from Seller's indemnification obligation under
        Section 8.1 hereof, Seller shall indemnify Buyer for any Tax assessed to the Company with respect to dividends or other payments made to Seller or its Affiliates other than the $5 million dividend referred to in Schedule 3.9(e) and other than any Tax on dividends resulting from a post-Closing reclassification of income available to the Company pursuant to the Income Tax authorities professional circular 10/99 as of April 26, 1999 .

(f)     Without derogating from Buyer's indemnification obligation under
        Section 8.1 hereof, the Company shall indemnify Seller and its subsidiaries for any Tax relating to the Company or its Subsidiaries which was collected from Seller or any of its subsidiaries after the Closing Date and to the extent that such Tax was specifically reserved for or provided for in the Financial Statements.

(g) After the Closing Date, Seller shall procure that its subsidiary Tadiran Electronics Industries, Inc. ("TEI") shall file a proper application under section 6411 of the Code with respect to the Company's Subsidiary, Tallahassee Communications Industries, Inc.'s ("Talla-Com") net operating losses ("NOLs") arising in tax years 1999 and 2000 so that such NOLs may be "carried back" to tax years 1997 and 1998. Talla-Com and the Company shall reasonably cooperate with TEI to complete the filing of such application. In the event that TEI will receive tax refunds as a result of such carrybacks, Seller shall procure that TEI shall immediately pay the amounts of any such tax refunds to Talla-Com.

                             5.7 Non-Compete -

Pursuant to the Non-Compete Agreement, as of the Closing Date and for a period of five years thereafter, Seller and its Affiliates and successors shall refrain from engaging, directly or indirectly as shareholders, partners, joint venturers, consultants or otherwise, either in Israel or abroad, in the design, development, manufacturing, servicing, marketing or otherwise with respect to equipment, products or systems containing any of the Intellectual Property Rights or which compete with the business of the Company and/or any subsidiary thereof as has been conducted until the Closing Date.

In addition and pursuant to the Non-Compete Agreement, during same five-year period, Seller, its Affiliates and successors shall not, either directly or indirectly, (i) contact for business purposes any person or entity who has engaged or has been engaged by the Company and/or any Subsidiary or otherwise associated therewith prior to the Closing Date or
(ii) solicit, induce or otherwise invite the performance of services by any current employee of the Company or any Subsidiary.

It is specifically understood that Seller and its Affiliates may continue to conduct their respective businesses mentioned in Schedule 5.7 as currently operated.

                        5.8 Non-Assigned Contracts

Prior to Closing, Seller shall, in coordination with Buyer, use reasonable efforts to obtain the written consent for assignment or transfer of each of the agreements listed in Schedule 3.12(c) (the "Non-Assigned Contracts") from any person whose consent is necessary for such assignment or transfer. If any such consent with respect to any of the Non-Assigned Contracts shall not be obtained prior to Closing, Seller, the Company, each of the Subsidiaries concerned and Buyer shall cooperate with each other in any reasonable back-to-back arrangements pursuant to which the Company (and/or the Subsidiaries) will assume the obligations, will indemnify Seller for any liabilities arising from any actions of the Company or its Subsidiaries after the Closing Date and will be provided with the benefits intended to be transferred or assigned to the Company (and/or the Subsidiaries) under such Non-Assigned Contract. Seller shall indemnify the Company (and/or the Subsidiaries) and shall hold them harmless from any and all Damages (as defined below) arising out of actions or omissions of Seller with respect to or the non-assignment of the Non-Assigned Contracts.

ARTICLE 6
Covenants of Buyer

Buyer agrees that:

                           6.1 Confidentiality -

Prior to the Closing Date, Buyer and its Affiliates will hold, and will use their best efforts to cause their respective officers, directors, employees, accountants, counsels, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information concerning the Company or any Subsidiary furnished to Buyer or its Affiliates in connection with the transactions contemplated by this Agreement, except to the extent that such information can be shown to have been (i) previously known to Buyer, (ii) in the public domain through no fault of Buyer or (iii) later lawfully acquired by Buyer from sources other than Seller or the Company or any Subsidiary; provided that Buyer may disclose such information to its officers, directors, employees, accountants, counsels, consultants, advisors and agents in connection with the transactions contemplated by this Agreement and to its lenders or other Persons in connection with obtaining the financing for the transactions contemplated by this Agreement so long as such persons are informed by Buyer of the confidential nature of such information and are directed by Buyer to treat such information confidentially. The obligation of Buyer and its Affiliates to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own confidential information. If this Agreement is terminated, Buyer and its Affiliates will use their best efforts to cause their respective officers, directors, employees, accountants, counsels, consultants, advisors and agents to, destroy or deliver to Seller, upon request, all documents and other materials, and all copies thereof, obtained by Buyer or its Affiliates or on their behalf from Seller or the Company or any Subsidiary in connection with this Agreement that are subject to such confidentiality measures.

ARTICLE 7
Conditions to Closing

                  7.1 Conditions to Obligation of Buyer -

The obligation of Buyer to consummate the transactions contemplated hereby is subject to the satisfaction on or prior to the Closing of the following conditions any of which may be waived by Buyer:

(a) (i) Seller shall have performed (and shall have caused the Company to perform) in all material respects all of its obligations hereunder required to be performed by Seller or the Company on or prior to the Closing Date, and (ii) the representations and warranties of Seller contained in this Agreement and in any certificate or other writing delivered by Seller pursuant hereto, shall be true at and as of the Closing Date, as if made at and as of such date.

(b) There shall not be threatened, instituted or pending any action or proceeding by any Person before any court or governmental authority or agency, domestic or foreign, seeking to (i) restrain, prohibit or otherwise interfere with the ownership or operation by Buyer or any of its Affiliates of all or any material portion of the business or assets of the Company or any Subsidiary or of Buyer or any of their respective Affiliates or to compel Buyer or any of its Affiliates to dispose of all or any material portion of the business or assets of the Company or any Subsidiary or of Buyer or any of their respective Affiliates, (ii) impose or confirm limitations on the ability of Buyer or any of its Affiliates effectively to exercise full rights of ownership of the Shares, including without limitation, the right to vote any Shares acquired from or owned by Seller or any of its Affiliates on all matters properly presented to the Company's shareholders or (iii) require divestiture by Buyer or any of its Affiliates of any Shares.

(c) There shall not be any action taken, or any statute, rule, regulations, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the purchase of the Shares, by any court, government or governmental authority or agency, domestic or foreign, that, in the reasonable judgment of Buyer could, directly or indirectly, result in any of the consequences referred to in clauses 7.1(b)(i) through 7.1(b)(iii) above.

(d) All consents from third parties and authorizations or approvals from governmental authorities, required to consummate the transactions contemplated hereby and to preserve the Company's and the Subsidiaries' businesses intact, have been obtained, including without limitation, (i) the unconditioned approval of the Commissioner of Restrictive Trade Practices under the Restrictive Trade Practices Law of 1988; (ii) the approval of the Office of Chief Scientist of the Israeli Ministry of Industry and Commerce;
        (iii) the consent and approval of the Ministry of Defense; (iv) the consent of the Investment Center in connection with the Company's "approved enterprise certificates" set forth on Schedule 3.36; (v) any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated; (vi) the consent of IFTRIC and (vii) the approval of the banks and any other third parties identified on Schedule 7.1(d), in form and substance reasonably satisfactory to Buyer, and no such consent, authorization or approval shall have been revoked.

(e) No event, occurrence, fact, condition, change or development shall have occurred that, individually or in the aggregate, has constituted or resulted or could reasonably be expected to constitute or result in a Material Adverse Effect.

(f) Each of the Company and Subsidiaries shall conduct its business in the ordinary course consistent with past practice and no strike or other organized labor actions with the Company's or the Subsidiaries' employees will prevent or interfere with the transfer of control or the conduct of the Company's and each Subsidiary's business in the ordinary course unless the same shall be resolved prior to Closing at no additional cost to Buyer or the Company.

                 7.2 Conditions to Obligations of Seller -

The obligation of Seller to consummate the transactions contemplated hereby is subject to the satisfaction of the following conditions any of which may be waived by Seller:

(a) (i) Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date, and (ii) the representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by Buyer pursuant hereto shall be true in all material respects at and as of the Closing Date, as if made at and as of such date.

(b) Buyer shall have received all consents, authorization or approvals from governmental authorities referred to in Section 4.3, in each case in form and substance reasonably satisfactory to Seller, and no such consent, authorization or approval shall have been revoked.

                         7.3 Unsatisfied Conditions

Either Seller or Buyer may terminate this Agreement without liability to the other party to this Agreement by delivering a written notice to that effect in the event that the conditions to the performance of its respective obligations shall not have been satisfied on or before January 1, 2000; provided, however, that the party seeking termination pursuant to this Section shall not be at such time in material breach of its representations, warranties, covenants or agreements pursuant to this Agreement. The foregoing shall not derogate from the parties respective obligations to use their best efforts to fulfill the conditions to the performance of the obligations of the other party and to fulfill their respective covenants hereunder.

ARTICLE 8
Indemnification

                           8.1 Indemnification -

(a) Without derogating from any right or remedy available under applicable law, Seller shall promptly indemnify Buyer and its Affiliates against and shall hold them harmless from any and all damages, loss, liabilities and expenses (including, without limitation, reasonable expenses of investigation and reasonable attorneys' fees and expenses in connection with any claim action, suit or proceeding) ("Damages"), arising out of, based on or otherwise incurred or suffered by Buyer or the Company in connection with (i) any misrepresentation, breach of warranty or failure to perform any covenant or obligation of Seller under this Agreement; and (ii) any non-compliance of the actual condition of the Company or the Subsidiaries with the representations hereunder. For the removal of doubt it is hereby acknowledged that Seller's indemnification obligations shall not apply with respect to liabilities specifically reserved for or provided for in the Financial Statements and to the extent specifically reserved for or provided for in the Financial Statements. (b) Without derogating from any right or remedy available under applicable law, Buyer shall promptly indemnify Seller and its Affiliates against and shall hold them harmless from any and all Damages, based on or otherwise incurred by Seller in connection with the Company, the Subsidiaries or their Affiliates arising out of any misrepresentation, breach of warranty, covenant or agreement made or to be performed by Buyer pursuant to this Agreement.

(c) Seller agrees to assume liability for and hold Buyer, the Company and the Subsidiaries harmless against any indebtedness of the Company and its Subsidiary, Talla-Com., incurred as a result of a compromise agreement among TEI and the U.S. Internal Revenue Service.

(d)     The representations and warranties set forth in Article 3 and
        Article 4 shall survive the Closing Date as follows: (a) with respect to the representations and warranties set forth in Sections 3.1, 3.2, 3.4, 3.5, 3.6, 3.7, 3.11, , 3.17, 3.25, 3.26, 3.27 and
        3.36 without limitation as to time; (b) with respect to the representations and warranties set forth in Sections 3.10, 3.16 and
        3.23 for a period of fifteen (15) months following the Closing Date; (c) with respect to the representations and warranties set forth in Section 3.28 until the fifth anniversary of the Closing Date; and (d) with respect to any other representations or warranties until the third anniversary of the Closing Date. Notwithstanding the preceding sentence, any representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentence, if notice of the circumstance which may give rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.

(e) The indemnification hereunder shall not apply in the event the aggregate of Damages incurred by a party does not exceed the amount of $100,000. Furthermore, Seller shall not be liable to indemnification based solely upon a breach of the representations and warranties set forth in Sections 3.10, 3.16 or 3.23 in the event the aggregate Damages incurred in respect of the foregoing Sections (taken as a whole) do not exceed $5,000,000.

(f) The indemnification liability hereunder shall not exceed the amount of Damages sustained, and the maximum shall not exceed $150 million plus interest incurred on account thereof and plus $3,000,000.

(g) In calculating the Damages hereunder the relevant Tax consequences shall be taken into account.

(h) Subject to Section 8.2 below, nothing in this Agreement shall be deemed to relieve any party from its duty to mitigation of its losses whether or not such losses are covered by the indemnity liability of the other party.

                              8.2 Procedures -

(a) The party seeking indemnification under Sections, 5.6(d), 5.6(e), 5.6(f) and 8.1 (the "Indemnified Party") agrees to give prompt notice to the party against whom indemnity is sought (the "Indemnifying party") of the assertion of any claim, or the commencement of any suit, action or proceeding including the issuance of a tax assessment against the Company in respect of which indemnity may be sought under such Section. The Indemnifying Party may at the request of the Indemnified Party participate in and control the defense of any such suit, action or proceeding at its own expense. The Indemnifying Party shall not be liable under Sections 8.1, 5.6(d), 5.6(e) and 5.6(f) for any settlement effected without its consent of any claim, litigation or proceeding in respect of which indemnity may be sought hereunder, which consent shall not be unreasonably withheld.

(b) Notwithstanding the foregoing, in the event the claim for which the indemnity sets forth in Section 8.1 is sought shall be made by any governmental or municipal agency or any supplier of public utilities, and such claims, if not paid immediately, would risk the interruption of the operation of the business of the Company, its Affiliates and/or Subsidiaries, Buyer shall have the right to repay such claim, under protest, five (5) Business Days following a notification to Seller of such claim. Such payment shall not constitute a waiver of the Buyer's right for indemnification as set forth in Section 8 hereto.

The provisions of this Section 8 shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated herein, regardless of any investigation made by or on behalf of the parties.

ARTICLE 9
Miscellaneous

                               9.1 Notice -

All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given, If to Buyer, to:

Talla Communication Industries Ltd.
26 Hashoftim St.
Holon 58102, Israel
Attention: Mr. Michael Geiger
Fax: [number]


With a copy to:

Zellermayer & Pelossof, Advocates
Europe House, 37 Shaul Hamelech Boulevard
Tel-Aviv 64928, Israel
Attention: Michael Zellermayer, Adv.
Fax No.: 972-3-6952884


If to Seller, to:

Tadiran Ltd.
4 Derech Hachorechet St.
Yehud 56000, Israel
Attention: Yisrael Zamir
Fax: 972-3-5393409


With a copy to:

Herzog, Fox & Neeman
4 Weizmann St.
Tel Aviv 64239, Israel
Attention: Alan Sacks, Adv.
Fax: 972-3-6966464


All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

                         9.2 Further Assurances -

The parties hereto shall do and perform and shall cause to be done and performed all further acts and things and shall execute and deliver such other documents, certificates, agreements and other writings and shall take such other reasonable actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement. Seller and Buyer will as promptly as practicable file with the United States Trade Commission (the "FTC") and the United States Department of Justice (the "DOJ") the notification and report form, if any, required for the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the HSR Act. Any such notification and report form and supplemental information will be in substantial compliance with the requirements of the HSR Act. Seller and Buyer shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission which is necessary under the HSR Act. Seller and Buyer shall keep each other apprised of the status of any communications with, and inquiries or requests for additional information from the FTC and the DOJ and shall comply promptly with any such inquiry or request.

                        9.3 Amendments and Waivers -

(a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

                               9.4 Expenses -

All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense. Seller shall pay such costs and expenses incurred by the Company or any Subsidiary.

                        9.5 Successors and Assigns -

The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party hereto, except that Buyer may transfer or assign, in whole or from time to time in part, the right to purchase all or a portion of the Shares, but no such transfer or assignment will relieve Buyer of its obligations hereunder.

                     9.6 Governing Law; Jurisdiction -

(a) This Agreement, including all exhibits and schedules hereto, and the rights and obligations of the parties hereunder or pursuant hereto shall be governed by and construed in accordance with the laws of the State of Israel.

(b) The competent courts situated in Tel-Aviv shall have exclusive jurisdiction in all matters relating to this Agreement.

               9.7 Counterparts; Third Party Beneficiaries -

This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. No provision of this Agreement is intended to confer upon any Person other than the parties hereto and the Company any rights or remedies hereunder.

                           9.8 Entire Agreement -

This Agreement and the documents delivered hereunder constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

                         9.9 Public Announcements -

The parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

                              9.10 Captions -

The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

                       9.11 Schedules and Exhibits -

The Schedules and Exhibits constitute a part of this Agreement and are incorporated into this Agreement for all purposes as if fully set forth herein.

                            9.12 Severability -

If any provision, clause, or part of this Agreement, or the application thereof under certain circumstances, is held invalid, the remainder of this Agreement, or the application of such provision, clause or part under other circumstances, shall not be affected thereby unless such invalidity materially impairs the ability of the parties to consummate the transactions contemplated by this Agreement.

                               9.13 Dollars -

All currency amounts expressed herein (whether or not preceded by US$) are in the lawful currency of the United States of America or in the NIS equivalent thereof in accordance with the representative rate of the US Dollar published by the Bank of Israel and last known on the date of payment.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

TALLA COMMUNICATION INDUSTRIES LTD.


By: ______________________
    Name:

    Title


TADIRAN LTD.


By: ______________________
    Name:

    Title: